UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 1)*

                    AMERISOURCE HEALTH CORPORATION
----------------------------------------------------------------------
                           (Name of Issuer)

            CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

            CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
----------------------------------------------------------------------
                    (Title of Class of Securities)

                          03071P102 (CLASS A)

                          03071P300 (CLASS B)
              ----------------------------------------------
                            (CUSIP Number)

                        IVAN D. MEYERSON, ESQ.
                         MCKESSON CORPORATION
                            ONE POST STREET
                    SAN FRANCISCO, CALIFORNIA 94104
                            (415) 983-8300
----------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)
                               Copy to:
                         STEPHEN FRAIDIN, P.C.
               FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                          ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004
                            (212) 859-8000
----------------------------------------------------------------------

                           OCTOBER 27, 1997
              ----------------------------------------------
        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 03071P102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Patriot Acquisition Corp.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            570,226

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,309,813 shares of Class A Common Stock, in respect of which a proxy has been granted.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.4%

14  TYPE OF REPORTING PERSON*

          CO


          This Amendment No. 1 amends and supplements the statement on
Schedule 13D (the "Schedule 13D") filed by McKesson Corporation and Patriot Acquisition Corp. (the "Filing Persons"), relating to the Class A Common Stock, par value $.01 per share and the Class B Common Stock, par value $.01 per share, of AmeriSource Health Corporation (the "Company").

          1. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended by adding the following to the end of such Item as a new paragraph:

          "See Item 6 which describes additional Voting/Support Agreements which were entered into by McKesson and Merger Sub with certain executives of AmeriSource who own in the aggregate approximately 1.6% of the outstanding Class A Common Stock."

          2. Item 6 of the Schedule 13D, "Contracts, Understandings, or Relationships with Respect to Securities of the Issuer," is hereby amended by deleting the text of the Item in its entirety and replacing it with the following:

          "In addition to the Stock Option Agreement and the Voting/Support Agreement described herein, McKesson has entered into Voting/Support Agreements with each of R. David Yost, David M. Flowers and Kurt J. Hilzinger, pursuant to which Merger Sub was granted an irrevocable proxy, substantially identical to that granted by VPI to vote all of the shares of AmeriSource Class A Common Stock owned by the executives. The executives own in the aggregate approximately 1.6% of the outstanding Class A Common Stock.

          The foregoing description of the Voting/Support Agreements is qualified in its entirety by reference to the Voting/Support Agreements which are filed as Exhibits 4, 5 and 6 hereto and which are incorporated herein by this reference."

          3. Item 7 of the Schedule 13D, "Material to be Filed as
Exhibits," is hereby amended by adding the following:

          "Exhibit 4 - Voting/Support Agreement, dated as of October 27, 1997, by and among McKesson Corporation, Patriot
          Acquisition Corp. and R. David Yost.

          Exhibit 5 - Voting/Support Agreement, dated as of October 27, 1997, by and among McKesson Corporation, Patriot
          Acquisition Corp. and David M. Flowers.

          Exhibit 6 - Voting/Support Agreement, dated as of October 27, 1997, by and among McKesson Corporation, Patriot
          Acquisition Corp. and Kurt J. Hilzinger."

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1997

                        McKESSON CORPORATION


                        By:  /s/ Ivan D. Meyerson
                             ------------------------------------------
                             Name:   Ivan D. Meyerson
                             Title:  Vice President and General Counsel



                        PATRIOT ACQUISITION CORP.


                        By:  /s/ Ivan D. Meyerson
                             ------------------------------------------
                             Name:   Ivan D. Meyerson
                             Title:  Executive Vice President